December 2, 2024

Jay Knoll
General Counsel
BARNES GROUP INC
123 Main Street
Bristol, Connecticut 06010

       Re: BARNES GROUP INC
           Preliminary Proxy Statement on Schedule 14A
           Filed on November 13, 2024
           File No. 001-04801
Dear Jay Knoll:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing